UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quanergy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74764U 203

(CUSIP Number)

TAMER HASSANEIN

44 Tehama Street

San Francisco, CA 94085

TELEPHONE: (650) 486-2444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74764U 203

1.	Name of Reporting Persons Tamer Hassanein
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,875 (2)(3)
	8.	Shared Voting Power 209,770 (3)(4)
	9.	Sole Dispositive Power 109,875 (2)(3)
	10.	Shared Dispositive Power 209,770 (3)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,645 (2)(3)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.0% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by Tamer Hassanein (“Mr. Hassanein”), who is herein referred to as the “Reporting Person.” The Reporting Person expressly disclaims membership in any “group” for purposes of this Schedule 13D.

(2)	Includes (i) 7,856 shares of Common Stock held by the Reporting Person and (ii) 102,019 shares issuable upon the settlement of restricted stock units held by Reporting Person that are vested or will vest within 60 days of November 23, 2022.

(3)	The number of shares reported gives effect to a 20-for-1 reverse split of the Issuer’s Common Stock, which was effected on October 6, 2022.

(4)	Includes (i) 5,489 shares of Common Stock and 3,233 shares of Common Stock issuable upon exercise of warrants within 60 days of November 23, 2022, in each case, held by Rising Tide II, L.P.; (ii) 24,735 shares of Common Stock held by Rising Tide II, LLC; (iii) 42,330 shares of Common Stock held by Rising Tide III, LLC; (iv) 98,823 shares of Common Stock held by Rising Tide IV, LLC; (v) 15,519 shares of Common Stock held by Rising Tide IVA, LLC; and (vi) 19,641 shares of Common Stock held by Rising Tide Management, Ltd. All of the foregoing entities, except for Rising Tide Management, Ltd., is managed by Rising Tide Fund Managers, LLC. Rising Tide Management, Ltd. is wholly-owned by Ossama Hassanein, who is also a managing member of Rising Tide Fund Managers, LLC. The Reporting Person is a managing member of Rising Tide Fund Managers, LLC.

(5)	Based on 16,164,406 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2022 (the “Original Schedule 13D”) filed on behalf of Tamer Hassanein (“Mr. Hassanein” and also the “Reporting Person”), relates to the common stock, $0.0001 par value (“Common Stock”), of Quanergy Systems, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed for the purpose of reporting the decline in the Reporting Person’s beneficial ownership percentage as a result of a recent financing transaction by the Issuer, resulting in the Reporting Person no longer beneficially owning more than 5% of the Issuer’s Common Stock. The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page of this Amendment for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 16,164,406 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

(b)	See rows (7) through (10) on the cover page of this Amendment for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on November 2, 2022 upon the closing of the Issuer’s public offering of units, consisting of Common Stock and warrants to purchase Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2022

Tamer Hassanein

By:	/s/ Jerry Allison
Jerry Allison
Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)